Filed Pursuant to Rule 433

Registration No. 333-266775

Term Sheet July 23, 2024

Issuer:	American Honda Finance Corporation

Issuer Legal Entity Identifier:	B6Q2VFHD1797Q7NZ3E43

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook)

Standard & Poor’s Ratings Services: A- (stable outlook)

ISIN/Common Code/CUSIP:	XS2870147597 / 287014759 / 026657 BA3

Trade Date:	July 23, 2024

Original Issue Date:	July 29, 2024 (T+4)

Stated Maturity Date:	April 29, 2026

Principal Amount:	€500,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	EURIBOR

Spread:	+ 0.380%

Interest Period:	The period from (and including) an Interest Payment Date (or, in the case of the first interest period, the Original Issue Date) to (but excluding) the next Interest Payment Date

Initial Interest Rate:	The initial interest rate will be based on 3-month EURIBOR determined on July 25, 2024 plus the Spread, accruing from (and including) the Original Issue Date to (but excluding) the Initial Interest Reset Date

Minimum Interest Rate:	0.000%

Index Maturity:	3-month

Interest Determination Dates:	The date falling two T2 Business Days (as defined below) preceding the related Interest Reset Date

Interest Payment Frequency:	Quarterly, on each Interest Payment Date

Initial Interest Reset Date:	October 29, 2024

Interest Reset Dates / Interest Payment Dates:	Each July 29, October 29, January 29 and April 29 of each year beginning October 29, 2024 to maturity

Day Count Convention:	Actual / 360

Price to Public:	100.000%

Commission:	0.088%

Net Proceeds to Issuer:	99.912% / €499,560,000

Specified Currency:	Euro

Payment of Additional Amounts:	Yes, as provided in Annex A

Redemption for Tax Reasons:	Yes, as provided in Annex B

Optional Redemption:	None (other than for Tax Reasons, as provided in Annex B)

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	Modified Following Business Day Convention.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date; provided that, in the case of Notes represented by a global note, the regular record date for the Notes will be the clearing system business day (for this purpose a day on which Clearstream Banking S.A. and Euroclear Bank SA/NV are open for business) immediately preceding the related Interest Payment Date

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (T2) or any successor or replacement system (each such day, a “T2 Business Day”), is open.

Governing Law:	State of New York

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Book-Running Managers:	Barclays Bank PLC and Deutsche Bank AG, London Branch

Additional Risk Factors

If, as permitted by the Notes, the Issuer makes payments in U.S. dollars, you will be exposed to significant risks if your home currency is not U.S. dollars.

If the euro is not available in the good faith judgment of the Issuer for the payment of principal, premium, if any, or interest with respect to the Notes, including any payments made upon any redemption of the Notes, due to the imposition of exchange controls or other circumstances beyond the control of the Issuer, or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, the Issuer will be entitled to satisfy its obligations to holders of the Notes by making that payment in U.S. dollars on the basis of the market exchange rate as computed by the exchange rate agent on the second Business Day before that payment is due, or if such market exchange rate is not then available, on the basis of the most recently available market exchange rate on or before the date that payment is due or as otherwise determined by the Issuer in good faith, if the foregoing is impracticable. There can be no assurance that the exchange rate applicable to the Notes will be as favorable to the holders of such Notes as the exchange rates that may otherwise be available to such holders at the applicable time of conversion. Any payment in respect of the Notes so made in U.S. dollars will not constitute a default under the Indenture. If your home currency is not U.S. dollars, any such payment will expose you to the significant risks. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations. The potential developments regarding the availability of the euro, and the possible conversion of amounts payable into U.S. dollars, or market perceptions concerning these and related issues, could adversely affect the value of the Notes.

Noteholders are exposed to the consequences of denomination of a minimum specified denomination plus a higher integral multiple.

The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. As is the case with any issue of Notes that have a denomination consisting of a minimum specified denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €100,000 (or its equivalent) that are not integral multiples of €100,000 (or its equivalent). In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum specified denomination may not receive a definitive note in respect of such holding (should definitive notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to the minimum specified denomination.

An investment in the Notes by a purchaser whose home currency is not the euro entails significant risks.

An investment in securities which are denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser primarily conducts its business or activities (in each case, the “home currency”) entails significant risks not associated with securities denominated and payable in the home currency. Accordingly, an investment in the Notes by a purchaser whose home currency is not the euro entails significant risks. These risks include the possibility of significant changes in rates of exchange between the holder’s home currency and the euro, the possibility of the imposition or subsequent modification of foreign exchange controls and the possibility of tax consequences for the holder as a result of any foreign exchange gains resulting from an investment in the Notes. These risks generally depend on factors over which the Issuer has no control. Changes in foreign currency exchange rates between two currencies result from the interaction over time of many factors directly or indirectly affecting economic, financial and political conditions in the countries issuing such currencies, and economic and political developments globally and in other relevant countries. Foreign currency exchange rates may be affected by, among other factors, existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments between countries, the aggregate amount of a national government’s outstanding debt, and the extent of governmental surpluses or deficits in various countries. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. Moreover, current global economic conditions and the actions taken or to be taken by various national governments in response to such conditions could significantly affect the exchange rates between the euro and a holder’s home currency.

Rates of exchange between the euro and certain currencies have been highly volatile, and each holder should be aware that such volatility may continue to occur. Fluctuations in any particular exchange rate that have occurred in the past, however, are not necessarily indicative of fluctuations in the rate that may occur during the term of the Notes. Depreciation of the euro against the holder’s home currency would result in a decrease in the effective yield of the Notes below its coupon rate and, in certain circumstances, could result in a loss to the holder. Appreciation of the euro in relation to the holder’s home currency could have the opposite effects.

Foreign currency judgments are subject to exchange rate risks.

The Indenture and the Notes will be governed by and construed in accordance with the internal laws of the State of New York. New York courts will normally enter judgments or decrees for money damages in the foreign currency in which foreign currency notes are denominated. These amounts are then converted into U.S. dollars at the rate of exchange in effect on the date the judgment or decree is entered. Consequently, in a lawsuit for payment on the Notes, Noteholders would bear the currency exchange risk for the exchange rate between the U.S. dollar and the euro until a New York state court judgment is entered, which could be a long time. A Federal court sitting in New York with diversity jurisdiction over a dispute arising in connection with the Notes would apply the foregoing New York law.

In courts outside of New York, Noteholders may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the Notes in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of euro into U.S. dollars would depend upon various factors, including which court renders the judgment.

The Issuer cannot assure you that a trading market for the Notes will ever develop or be maintained.

The Notes are a new issue of securities and there currently is no secondary market in which the Notes can be resold. Although the Issuer intends to apply to list the Notes on the New York Stock Exchange, no assurance can be given that the Issuer will be able to list the Notes. Even if the Notes are listed, a secondary market may never develop or be maintained. If a secondary market does develop, it may not continue or it may not be sufficiently liquid to allow you to resell your Notes if or when you want to or at a price that you consider acceptable. From time to time, the Book-Running Managers may make a market in the Notes, but any market making may be discontinued at any time. In evaluating the Notes, you should assume that you will be holding the Notes until their maturity.

The amount of interest payable on the Notes is set only once per quarter based on the three-month EURIBOR rate on the Interest Determination Date, which rate may fluctuate substantially.

In the past, the level of the three-month EURIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month EURIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month EURIBOR rate is not an indication that the three-month EURIBOR rate is more or less likely to increase or decrease at any time during an interest period, and you should not take the historical levels of the three-month EURIBOR rate as an indication of its future performance. You should further note that although the actual three-month EURIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month EURIBOR rate on the applicable interest determination date, you will not benefit from the three month EURIBOR rate at any time other than on the interest determination date for such interest period. As a result, changes in the three-month EURIBOR rate may not result in a comparable change in the market value of the Notes.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about July 29, 2024, which will be the fourth U.S. business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one U.S. business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the U.S. business day before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Annex A

Payment of Additional Amounts

The Issuer will, subject to the exceptions and limitations set forth below, pay as additional interest such Additional Amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a United States Alien (as such term is defined below), after deduction for any present or future tax, assessment or governmental charge of the United States (as such term is defined below), or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable. However, the foregoing obligation to pay Additional Amounts shall not apply:

(a)

to any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or holder of power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or holder of a power) being considered as:

i.	being or having been present or engaged in a trade or business in the United States or having had a permanent establishment therein;

ii.	having a current or former relationship with the United States, including a relationship as a citizen or resident or being treated as a resident thereof; or

iii.

being or having been, for United States federal income tax purposes, a personal holding company, a “controlled foreign corporation”, a “passive foreign investment company” (including a qualified electing fund), a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization;

(b)

to any tax, assessment or other governmental charge imposed by reason of the holder (i) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Issuer entitled to vote, (ii) receiving interest described in Section 881(c)(3)(A) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or (iii) being a controlled foreign corporation with respect to the United States that is related to the Issuer by actual or constructive stock ownership;

(c)

to any holder that is a fiduciary or partnership or other than the sole beneficial owner of the Note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or member of such partnership or a beneficial owner of the Note would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Note;

(d)

to any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements under United States income tax laws, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the United States of the holder or a beneficial owner of such Note, if such compliance is required by United States income tax laws, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

(e)	to any tax, assessment or governmental charge that is imposed otherwise than by withholding by the Issuer or a paying agent from the payment;

(f)

to any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of such Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(g)	to any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

(h)

to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced to conform to, any European Union Directive on the taxation of savings;

(i)	to any tax, assessment or governmental charge that is payable otherwise than by withholding by the Issuer or the Paying Agent from the payment of the principal of or interest on such Note;

(j)

to any tax, assessment or governmental charge required to be withheld by any Paying Agent from such payment of principal of or interest on any Note, if such payment can be made without such withholding by any other Paying Agent;

(k)

to any withholding or deduction on or in respect of any Note pursuant to sections 1471 through 1474 of the Code, and the regulations, administrative guidance and official interpretations promulgated thereunder (“FATCA”), any agreement entered into pursuant to Section 1471(b)(1) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of FATCA; or

(l)	to any tax imposed as a result of any combination of the above.

The term “United States” means the United States of America, the States thereof (including the District of Columbia) and any other political subdivision or taxing authority thereof or therein affecting taxation, and the term “United States Alien” means any corporation, partnership, individual or fiduciary that, as to the United States, is for United States federal income tax purposes (A) a foreign corporation, (B) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust, (C) a non-resident alien individual, or (D) a non-resident alien fiduciary of a foreign estate or trust.

Annex B

Redemption for Tax Reasons

If the Issuer has or will become obliged to pay Additional Amounts (as described above under the heading “—Payment of Additional Amounts”) as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Original Issue Date, and the Issuer determines that such obligation cannot be avoided by the use of reasonable measures then available to the Issuer, the Issuer may, at the Issuer’s option, on any Interest Payment Date, having given not less than 30 nor more than 60 days’ prior written notice to Holders, redeem, in whole, but not in part, the Notes at a redemption price equal to 100% of their principal amount, together with unpaid interest, if any, on the Notes accrued to but excluding the redemption date, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts if a payment in respect to the Notes were due on such date. Prior to the transmission or publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by two of its directors stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the Issuer right to so redeem the Notes has occurred.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”) on the basis that the solicitation for subscription of the Notes falls within the definition of “solicitation to qualified institutional investors” as defined in Article 2, paragraph 3, item 2 (I) of the FIEA and Article 10 of the Ministerial Ordinance Concerning Definitions. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the Notes shall be notified that it may transfer the Notes only to another QII. Any QII who acquires the Notes shall be deemed to have agreed to such transfer restriction.

Accordingly, the Notes have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except in a private placement to QIIs as described above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the time of such offering or sale.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (an “EU distributor”) should take into consideration the manufacturer’s target market assessment; however, an EU distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

This term sheet supplements the prospectus supplement dated August 11, 2022 and the related prospectus dated August 11, 2022; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement, when available, if you request them by contacting Barclays Bank PLC toll-free at 1-888- 603-5847, or Deutsche Bank AG, London Branch toll-free at 1-800-503-4611.

In member states of the European Economic Area (the “EEA”), this communication is only addressed to, and directed at, a limited number of persons who are “qualified investors” (“EEA Qualified Investors”) within the meaning of Regulation (EU) 2017/1129, as amended. This communication must not be acted on or relied on, in any member state of the EEA, by persons who are not EEA Qualified Investors.

This communication is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. In the United Kingdom, this communication is only addressed to, and directed at, persons who are “qualified investors” (within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom) who (i) have professional experience in matters relating to investments and who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) are high net worth entities, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (d) of the Order, or (iii) are other persons to whom this communication may otherwise lawfully be addressed and directed (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on, in the United Kingdom, by persons who are not relevant persons.

Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (“SFA”)—The Notes are “prescribed capital market products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

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